






Supplemental Information
September 30, 2009

National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129
Phone: (615) 890-9100
Fax: (615) 225-3030
www.nhinvestors.com
Email: investor_relations@nhinvestors.com

Table of Contents

CORPORATE

FINANCIAL

PORTFOLIO

DEFINITIONS

DISCLAIMER

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may", "will", "believes", anticipates", "expects", "intends", "estimates", "plans", and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the following risks, which are described in more detail under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2008:

- We depend on the operating success of our customers (facility operators) for collection of our revenues during this time of uncertain economic conditions in the U.S.;

- We are exposed to risk that our tenants and mortgagees may become subject to bankruptcy or insolvency proceedings;

- We are exposed to risks related to government payors and regulations and the effect they have on our tenants' and mortgagees' business;

- We are exposed to risk that the cash flows of our tenants and mortgagees will be adversely affected by increased liability claims and general and professional liability insurance costs;

- We depend on the success of future acquisitions and investments;

- We are exposed to risks related to environmental laws and the costs associated with the liability related to hazardous substances;

- We depend on the ability to reinvest cash in real estate investments in a timely manner and on acceptable terms;

- We are exposed to potential future losses in our investment in enhanced cash funds managed by a division of Bank of America;

- We are involved in recent litigation brought against us by one of our mortgagees, the ultimate outcome of which is uncertain;

- We depend on the ability to continue to qualify as a REIT

In this Supplemental Information we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.

Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

ANALYST COVERAGE

Stifel Nicolaus & Company, Inc.
J.J.B. Hilliard, W.L. Lyons, LLC

INVESTOR RELATIONS CONTACT

Roger R. Hopkins, CPA
rhopkins@nhinvestors.com
(615) 890-9100

SENIOR MANAGEMENT

W. Andrew Adams
Chairman and Chief Executive Officer

J. Justin Hutchens
President and Chief Operating Officer

Roger R. Hopkins, CPA
Chief Accounting Officer

BOARD OF DIRECTORS

W. Andrew Adams
Chairman and Chief Executive Officer
National Health Investors, Inc.

Robert T. Webb
President (Retired) and Founder
Webb's Refreshments, Inc.

Robert A. McCabe, Jr.
Chairman
Pinnacle Financial Partners

Ted H. Welch
Ted Welch Investments

COMPANY PROFILE

NATIONAL HEALTH INVESTORS, INC., a Maryland corporation incorporated in 1991, is a real estate investment trust ("REIT") which invests in income-producing health care properties primarily in the long-term care industry. Our mission is to invest in health care real estate assets which generate current income that will be distributed to stockholders. We have pursued this mission by acquiring properties to lease and making mortgage loans nationwide. These investments involve 125 properties in 18 states and include skilled nursing facilities, assisted living facilities, acute care hospitals, medical office buildings, retirement centers, and residential projects for the developmentally disabled. We have funded these investments in the past through three sources of capital: (1) current cash flow, including principal prepayments from our borrowers, (2) the sale of equity securities, and (3) debt offerings, including the issuance of convertible debt instruments, bank lines of credit, and ordinary term loans.

Investor Snapshot as of September 30, 2009

Exchange:	NYSE	**52 week Low/High:**	$18.62	$34.08	**Market Capitalization:**	$873,488,316
Symbol:	NHI	**Dividend/Yield:**	$2.20	6.95%		
Closing Price:	$31.65	**Shares Outstanding:**	27,598,367			

Portfolio Revenue Snapshot as of September 30, 2009

Investment Type



13.7%
86.3%
■ Leases ■ Mortgages

Facility Type



4.1% 5.6%
15.1%
75.2%
■ SNF ■ ALF ■ HOSP ■ Other (less than 3%)

Operator Type



6.1%
32.8%
61.1%
■ Public ■ Regional ■ Small

LONG-TERM GROWTH



September 30, 2009
$207,150

Value of $10,000 invested at inception on October 17, 1991; assumes dividend reinvestment

VALUE CREATION

Total Return*

	NHI	S&P 500	NAREIT
1 year	0.62%	-6.91%	-25.29%
5 years	10.58%	1.01%	0.24%
10 years	16.75%	-0.15%	9.11%
15 years	15.00%	7.61%	8.68%
Since inception**	18.56%	7.87%	9.25%

*assumes reinvestment of dividends

**since inception of NHI in Oct. '91

S&P 500 – Standard & Poor's index of 500 large-cap common stocks

NAREIT – FTSE NAREIT US Real Estate Index Series of all publicly traded REITs

DIVIDEND HISTORY



▩ Regular   ▧ Special

*Current year reflects dividends declared through September 30, 2009

The Board of Directors approves a regular quarterly dividend which is reflective of expected taxable income on a recurring basis. Company transactions that are infrequent and non-recurring that generate additional taxable income have been distributed to shareholders in the form of special dividends. Taxable income is determined in accordance with the IRS Code and is different than net income for financial statement purposes determined in accordance with accounting principles generally accepted in the U.S.

CONDENSED BALANCE SHEETS

(in thousands, except share amounts)

	September 30, 2009	December 31, 2008
Assets		
Real estate properties:		
Land	$ 28,577	$ 26,310
Buildings and improvements	338,648	284,596
	367,225	310,906
Less accumulated depreciation	(135,783)	(129,574)
Real estate properties, net	231,442	181,332
Mortgage notes receivable, net	98,372	108,640
Investment in preferred stock	38,132	38,132
Cash and cash equivalents	63,571	100,242
Marketable securities	22,960	26,594
Accounts receivable, net	1,862	1,734
Assets held for sale, net	-	200
Deferred costs and other assets	277	232
Total Assets	$ 456,616	$ 457,106
Liabilities		
Bonds payable	$ 1,400	$ 3,987
Accounts payable and accrued expenses	3,517	4,359
Dividends payable	15,179	19,030
Deferred income	648	115
Total Liabilities	20,744	27,491
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $.01 par value; 40,000,000 authorized; 27,598,367 and 27,580,319 issued and outstanding, respectively	276	276
Capital in excess of par value	459,766	458,911
Cumulative net income	884,320	836,382
Cumulative dividends	(922,261)	(876,742)
Unrealized gains on marketable securities	13,771	10,788
Total Stockholders' Equity	435,872	429,615
Total Liabilities and Stockholders' Equity	$ 456,616	$ 457,106

CONDENSED STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,	
	2009	2008	**2009**	2008
Revenues:				
Rental income	$ **17,054**	$ 13,220	$ **44,570**	$ 40,017
Mortgage interest income	**2,568**	2,400	**7,071**	7,214
	19,622	15,620	**51,641**	47,231
Expenses:				
Interest	**15**	62	**77**	247
Depreciation	**2,317**	1,926	**6,210**	5,936
Amortization of loan costs	**3**	3	**9**	11
Legal	**337**	310	**1,272**	1,041
Franchise, excise and other taxes	**135**	108	**549**	525
General and administrative	**1,194**	452	**4,040**	2,241
Loan and realty losses (recoveries)	**-**	-	**(640)**	-
	4,001	2,861	**11,517**	10,001
Income before non-operating income	**15,621**	12,759	**40,124**	37,230
Non-operating income (investment and other)	**1,856**	701	**5,728**	4,464
Income from continuing operations	**17,477**	13,460	**45,852**	41,694
Discontinued operations:				
Income from discontinued operations	**(4)**	2,491	**2,086**	2,449
	(4)	2,491	**2,086**	2,449
Net income	$ **17,473**	$ 15,951	$ **47,938**	$ 44,143
Weighted average common shares outstanding:				
Basic	**27,589,161**	27,767,394	**27,580,568**	27,750,377
Diluted	**27,642,237**	27,785,708	**27,605,504**	27,783,141
Earnings per share:				
Basic:				
Income from continuing operations	$ **0.63**	$ 0.48	$ **1.66**	$ 1.50
Discontinued operations	**-**	0.09	**0.08**	0.09
Net income available to common stockholders	$ **0.63**	$ 0.57	$ **1.74**	$ 1.59
Diluted:				
Income from continuing operations	$ **0.63**	$ 0.48	$ **1.66**	$ 1.50
Discontinued operations	**-**	0.09	**0.08**	0.09
Net income available to common stockholders	$ **0.63**	$ 0.57	$ **1.74**	$ 1.59
Dividends declared per common share	$ **0.55**	$ 0.55	$ **1.65**	$ 1.65

FUNDS FROM OPERATIONS (FFO)

(in thousands, except share and per share amounts)

	Three months ended September 30,			Nine months ended September 30,		
	2009		2008	**2009**		2008
Net income	$ **17,473**	$	15,951	$ **47,938**	$	44,143
Real estate depreciation in continuing operations	**2,222**		1,905	**6,061**		5,728
Real estate depreciation in discontinued operations	**-**		13	**-**		39
Funds from operations	$ **19,695**	$	17,869	$ **53,999**	$	49,910
Collection of past due rent and interest amounts	**(2,654)**		-	**(2,654)**		-
Asset write-downs and (recoveries of previous writedowns)	**-**		2,712	**(1,719)**		2,976
Recognition of deferred credits	**-**		(4,121)	**(1,493)**		(4,121)
Restricted stock forfeiture	**-**		-	**-**		(566)
Other one time items	**(141)**		-	**(443)**		-
Normalized FFO	$ **16,900**		16,460	**47,690**		48,199
Weighted average common shares outstanding:						
Basic	**27,589,161**		27,767,394	**27,580,568**		27,750,377
Diluted	**27,642,237**		27,785,708	**27,605,504**		27,783,141
Funds from operations per share:						
Basic	$ **0.71**	$	0.64	$ **1.96**	$	1.80
Diluted	$ **0.71**	$	0.64	$ **1.96**	$	1.80
Normalized FFO per share						
Basic	$ **0.61**	$	0.59	$ **1.73**	$	1.74
Diluted	$ **0.61**	$	0.59	$ **1.73**	$	1.73
FFO payout ratio:						
Dividends declared per common share	$ **0.55**	$	0.55	$ **1.65**	$	1.65
FFO per diluted share	$ **0.71**	$	0.64	$ **1.96**	$	1.80
FFO payout ratio	**77%**		86%	**84%**		92%

FUNDS AVAILABLE FOR DISTRIBUTION (FAD)

(in thousands, except share and per share amounts)

	Three months ended September 30,			Nine months ended September 30,		
	2009		2008	**2009**		2008
Net income	$ **17,473**	$	15,951	$ **47,938**	$	44,143
Real estate depreciation in continuing operations	**2,222**		1,905	**6,061**		5,728
Real estate depreciation in discontinued operations	**-**		13	**-**		39
Straight-line lease revenue, net	**(182)**		(66)	**(287)**		(95)
Funds available for distribution	$ **19,513**	$	17,803	$ **53,712**	$	49,815
Weighted average common shares outstanding:						
Basic	**27,589,161**		27,767,394	**27,580,568**		27,750,377
Diluted	**27,642,237**		27,785,708	**27,605,504**		27,783,141
Funds available for distribution per share:						
Basic	$ **0.71**	$	0.64	$ **1.95**	$	1.80
Diluted	$ **0.71**	$	0.64	$ **1.95**	$	1.79
FAD payout ratio:						
Dividends declared per common share	$ **0.55**	$	0.55	$ **1.65**	$	1.65
FAD per diluted share	$ **0.71**	$	0.64	$ **1.95**	$	1.79
FAD payout ratio	**77%**		86%	**85%**		92%

EBITDA RECONCILIATION AND INTEREST COVERAGE RATIO

(in thousands)

	Three months ended September 30,		Nine months ended September 30,	
	2009	2008	**2009**	2008
Net income	$ **17,473**	$ 15,951	$ **47,938**	$ 44,143
Interest	**15**	62	**77**	247
Franchise, excise and other taxes	**135**	108	**549**	525
Depreciation in continuing operations	**2,317**	1,926	**6,210**	5,936
Depreciation in discontinued operations	**-**	18	**-**	55
Amortization of loan costs	**3**	3	**9**	11
EBITDA	$ **19,943**	$ 18,068	$ **54,783**	$ 50,917
Interest	$ **15**	$ 62	$ **77**	$ 247
Interest Coverage Ratio	**1,329.53**	291.42	**711.47**	206.14

DEBT-TO-BOOK AND DEBT-TO-MARKET CAPITALIZATION RATIOS

(in thousands, except share and per share amounts)

	September 30, 2009	December 31, 2008
Debt	$ **1,400**	$ 3,987
Book Capitalization		
Debt	$ **1,400**	$ 3,987
Stockholders' Equity	**435,872**	429,615
Total Book Capitalization	$ **437,272**	$ 433,602
Debt / Book Capitalization	**0.32%**	0.92%
Market Capitalization		
Common shares outstanding	**27,598,367**	27,580,319
Market price of common stock	**$31.65**	$27.43
Total Market Capitalization	$ **873,488**	$ 756,528
Debt / Market Capitalization	**0.16%**	0.53%

PORTFOLIO SUMMARY as of September 30, 2009

	Properties	Beds/Units/ Sq. Ft.	Investment (Gross)	YTD Revenue	% of segment
Leases					
Skilled Nursing [1]	53	7,283	$ 250,687,000	$ 32,188,000	72.22%
Assisted Living	14	1,141	76,829,000	7,684,000	17.24%
Hospitals	1	55	10,703,000	2,107,000	4.73%
Independent Living	4	456	13,658,000	1,365,000	3.06%
Medical Office Buildings	4	124,427	15,747,000	1,226,000	2.75%
Total Leases	**76**		**$ 367,624,000**	**$ 44,570,000**	**100.00%**
(1) Skilled Nursing					
NHC facilities*	41	5,547	$ 140,921,000	$ 26,221,881	58.83%
All other facilities	12	1,736	109,766,000	5,966,119	13.39%
	53	7,283	$ 250,687,000	$ 32,188,000	72.22%

* On October 17, 1991, 43 NHC facilities were transferred to NHI at their then current book value in a non-taxable exchange (two facilities were subsequently sold).

Mortgages			Investment (NBV)		
Skilled Nursing	31	3,481	$ 90,904,000	$ 6,665,000	94.26%
Assisted Living	1	70	3,882,000	129,000	1.82%
Developmentally Disabled	17	108	3,586,000	277,000	3.92%
Total Mortgages	**49**	**3,659**	**$ 98,372,000**	**$ 7,071,000**	**100.00%**


Leases - (Gross Inv.)
4.28%
3.72%
2.91%
20.90%
68.19%
SNF ALF HOSP ILF MOB


Mortgages - (NBV)
3.65%
3.95%
92.40%
SNF DD ALF


Leases- (Annualized Rev.)
2.75%
3.06%
4.73%
17.24%
72.22%
SNF ALF HOSP ILF MOB


Mortgages - (Annualized Rev.)
3.92%
1.82%
94.26%
SNF DD ALF

GEOGRAPHIC DISTRIBUTION as of September 30, 2009

	SNF	DD	ALF	MOB	ILF	HOSP	Total	YTD Revenue	% of Total
Tennessee	20	3	3	-	2	-	28	$ 13,551,000	26.26%
Florida	10	14	4	1	-	-	29	8,605,000	16.66%
Texas	12	-	-	2	-	-	14	6,565,000	12.71%
South Carolina	4	-	1	-	-	-	5	5,024,000	9.73%
Arizona	1	-	4	-	-	-	5	3,529,000	6.83%
Kentucky	2	-	-	-	-	1	3	3,378,000	6.54%
Missouri	8	-	-	-	1	-	9	2,193,000	4.25%
Virginia	7	-	-	-	-	-	7	1,882,000	3.64%
Alabama	2	-	-	-	-	-	2	1,581,000	3.06%
Georgia	5	-	-	-	-	-	5	1,376,000	2.66%
New Jersey	-	-	1	-	-	-	1	1,029,000	1.99%
Massachusetts	4	-	-	-	-	-	4	735,000	1.42%
Idaho	1	-	-	-	1	-	2	676,000	1.31%
Kansas	5	-	-	-	-	-	5	479,000	0.93%
New Hampshire	3	-	-	-	-	-	3	447,000	0.87%
Pennsylvania	-	-	1	-	-	-	1	302,000	0.58%
Illinois	-	-	-	1	-	-	1	160,000	0.31%
Minnesota	-	-	1	-	-	-	1	129,000	0.25%
	84	17	15	4	4	1	125	$ 51,641,000	100.00%

Annualized Revenue



- less than $500,000
- $500,000 - $2,499,999
- $2,500,000 - $9,999,999
- $10,000,000 - $14,999,999
- more than $14,999,999

Number of Facilities



- less than 2
- 2 - 4
- 5 - 9
- 10 - 14
- more than 14

LEASE EXPIRATIONS AND MORTGAGE MATURITIES as of September 30, 2009

	2009	2010	2011	2012	2013	2014 - 2017	2018 - 2021	Thereafter	TOTALS
Leases									
Skilled Nursing									
Annualized Revenue	$ -	$ 5,309,000	$ 981,000	$ -	$ -	$ -	$ 419,000	$ 41,150,000	$ 47,859,000
Properties	-	7	1	-	-	-	1	44	53
Assisted Living									
Annualized Revenue	-	3,086,000	367,000	-	1,381,000	2,388,000	-	405,000	7,627,000
Properties	-	8	1	-	1	3	-	1	14
Medical Office Buildings									
Annualized Revenue	-	-	588,000	-	389,000	-	668,000	-	1,645,000
Properties	-	-	2	-	1	-	1	-	4
Independent Living									
Annualized Revenue	-	-	631,000	-	-	-	-	1,201,000	1,832,000
Properties	-	-	1	-	-	-	-	3	4
Hospitals									
Annualized Revenue	-	-	-	2,828,000	-	-	-	-	2,828,000
Properties	-	-	-	1	-	-	-	-	1
Total Annualized Revenues	$ -	$ 8,395,000	$ 2,567,000	$ 2,828,000	$ 1,770,000	$ 2,388,000	$ 1,087,000	$ 42,756,000	$ 61,791,000
Mortgages									
Skilled Nursing									
Annualized Revenue	$ 1,729,000	$ 1,045,000	$ 1,586,000	$ -	$ 188,000	$ 1,038,000	$ -	$ 1,640,000	$ 7,226,000
Properties	6	3	7	-	1	8	-	6	31
Assisted Living									
Annualized Revenue	-	-	-	-	-	-	388,000	-	388,000
Properties	-	-	-	-	-	-	1	-	1
Developmentally Disabled									
Annualized Revenue	-	372,000	-	-	-	-	-	-	372,000
Properties	-	17	-	-	-	-	-	-	17
Total Annualized Revenues	$ 1,729,000	$ 1,417,000	$ 1,586,000	$ -	$ 188,000	$ 1,038,000	$ 388,000	$ 1,640,000	$ 7,986,000

DEFINITIONS

Annualized Revenue

The term *Annualized Revenue* refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Facility Types

SNF –Skilled nursing facility	ALF – Assisted living facility
HOSP – Acute-care hospital	ILF – Independent living facility
MOB – Medical office building	DD – Developmentally disabled facility

Funds from operations - FFO

FFO is an important supplemental measure of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires straight-line depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. FFO is defined as net income, computed in accordance with GAAP, excluding gains or losses from sales of property, and adding back real estate depreciation. The term FFO was designed by the REIT industry to address this issue. Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FFO, caution should be exercised when comparing our Company's FFO to that of other REITs. FFO in and of itself does not represent cash generated from operating activities in accordance with GAAP (FFO does not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs.

Normalized FFO

Normalized FFO excludes from FFO any material one-time items reflected in GAAP net income. Excluded items may include, but are not limited to, impairments of assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

Funds available for distribution - FAD

FAD is usually calculated by subtracting from Funds from Operations (FFO) both normalized recurring expenditures that are capitalized by the REIT and then amortized, but which are necessary to maintain a REIT's properties and its revenue stream (e.g., new carpeting and drapes in apartment units, leasing expenses and tenant improvement allowances) and "straight-lining" of rents. This calculation is sometimes referred to as Cash Available for Distribution (CAD) or Funds Available for Distribution (FAD). Our measure may not be comparable to similarly titled measures used by other REITs. Consequently, our FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of FAD, caution should be exercised when comparing our Company's FAD to that of other REITs. FAD in and of itself does not represent cash generated from operating activities in accordance with GAAP (FAD does not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs.

Investment (Gross)

The term *Investment (Gross)* refers to the historical cost of our investment in real estate properties before depreciation expense, net of write-downs and impairments, if any.

Investment (NBV)

The term *Investment (NBV)* refers to the net carrying value of our real estate and mortgage investments.